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                                April 10, 2023

       Yongjin Chen
       Chief Executive Officer
       AI Transportation Acquisition Corp
       10 East 53rd Street, Suite 3001
       New York, NY 10022

                                                        Re: AI Transportation
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed March 15,
2023
                                                            File No. 333-270558

       Dear Yongjin Chen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Cover Page, page 1

   1.                                                   Please prominent
disclosure about the legal and operational risks associated with the
                                                        Sponsor being located
in and a majority of your executive officers and/or directors being located in or
having significant ties to China. Your disclosure should make clear whether these risks
could result in a material change in your search for a target company and/or the value of the
securities you are registering for sale or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your
                                                        prospectus summary
should address, but not necessarily be limited to, the risks highlighted on the
prospectus cover page.
 Yongjin Chen
FirstName   LastNameYongjin
AI Transportation  AcquisitionChen
                              Corp
Comapany
April       NameAI Transportation Acquisition Corp
       10, 2023
April 210, 2023 Page 2
Page
FirstName LastName
Summary, page 2

2. Disclose each permission or approval that you, your sponsor or your officers and directors are required to obtain from Chinese authorities to search for a target company and to offer the securities being registered. State whether you, your sponsor or your directors and officers are covered by permissions requirements from the China Securities Regulatory
         Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you, your sponsor or your officers and directors (i) do not receive or maintain such permissions or approvals,
         (ii) inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you, your sponsor or your directors and officers are required to obtain such permissions or approvals in the future.
Risk Factors, page 44

3. We note disclosure in your risk factor on page 47 that your sponsor, officers, directors, advisors or their affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. It is unclear how purchases by your sponsor, officers, directors, advisors or their affiliates from public stockholders for the purpose of voting those shares in favor of a proposed business combination would comply with the requirements of Rule 14e-5 under the Exchange Act. Please clarify. Refer to
         Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for
         guidance. We also note similar disclosure on page 31.
4. Please revise the first risk factor on page 53 relating to the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022 to disclose, if applicable, that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC.
         Describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
             liquidation    in Section 331 of the Internal Revenue Code,
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
             de-SPACs, depending on the structure of the de-SPAC transaction.

         Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
5. Please revise the last risk factor on page 3 regarding the exclusive forum provision in the warrant agreement to also discuss the exclusive forum provision in the right agreement.
 Yongjin Chen
FirstName   LastNameYongjin
AI Transportation  AcquisitionChen
                              Corp
Comapany
April       NameAI Transportation Acquisition Corp
       10, 2023
April 310, 2023 Page 3
Page
FirstName LastName
         Also, please reconcile the disclosure in the risk factor that such provision will not apply to suits brought to enforce any liability or duty created by "the Securities Act and the
         Exchange Act," with the warrant and rights agreements which only exclude Exchange Act claims.
Certain Relationships and Related Transactions, page 149

6. Please disclose the cash consideration to be paid to ARC Group Limited for the financial advisory services to be provided n connection with this offering. Enforcement of Civil Liabilities, page 162

7. Please revise this section to address the enforcement risks related to civil liabilities due to your sponsor and your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
Exhibits

8. Please revise the fee table in Exhibit 107 to reflect the registration of the common stock underlying the warrants since the warrants are exercisable 30 days after completion of the initial business combination, which may be less than 12 months. Similarly register the common stock underlying the rights, since the rights will convert into common stock at the time of the initial business combination. In addition, please also revise the prospectus to remove statements indicating you are not registering the common stock underlying the warrants at this time.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Yongjin Chen
AI Transportation Acquisition Corp
April 10, 2023
Page 4

        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameYongjin Chen
                                                        Division of Corporation
Finance
Comapany NameAI Transportation Acquisition Corp
                                                        Office of Real Estate &
Construction
April 10, 2023 Page 4
cc:       Deborrah Klis, Esq.
FirstName LastName